SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 7)*
CLEARWIRE CORPORATION
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
18538Q 105
(CUSIP Number)
Michael J. Egan
King & Spalding LLP
1180 Peachtree Street, N.E.
Atlanta, Georgia 30309
(404) 572-4600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
cc:

David L. Caplan Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017	Robert B. Schumer Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064	Arthur J. Steinhauer, Esq. Sabin, Bermant & Gould LLP Four Times Square New York, New York 10036

David J. Segre Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304	Ryan J. York Davis Wright Tremaine LLP 1201 Third Avenue, Suite 2200 Seattle, Washington 98101
May 23, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	18538Q 105	13D	Page	2	of	30	Pages

1.	NAME OF REPORTING PERSON: Sprint Nextel Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

Not Applicable

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Kansas

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		454,310,914*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

454,310,914*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

454,310,914*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

64.9%*

14.	TYPE OF REPORTING PERSON:

HC
* See discussion in Items 4 through 6 of the Statement on Schedule 13D filed on December 5, 2008, as amended (the “Schedule 13D”). As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment No. 7 to Statement on Schedule 13D (the “Amendment”) nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	3	of	30	Pages

1.	NAME OF REPORTING PERSON: Sprint HoldCo, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		454,310,914*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

454,310,914*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

454,310,914*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

64.9%*

14.	TYPE OF REPORTING PERSON:

OO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	4	of	30	Pages

1.	NAME OF REPORTING PERSON: Comcast Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Pennsylvania

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		88,504,132*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

88,504,132*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

88,504,132*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.4%*

14.	TYPE OF REPORTING PERSON:

CO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	5	of	30	Pages

1.	NAME OF REPORTING PERSON: Comcast Wireless Investment I, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,352,941*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

12,352,941*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,352,941*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.8%*

14.	TYPE OF REPORTING PERSON:

CO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	6	of	30	Pages

1.	NAME OF REPORTING PERSON: Comcast Wireless Investment II, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,352,941*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

12,352,941*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,352,941*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.8%*

14.	TYPE OF REPORTING PERSON:

CO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	7	of	30	Pages

1.	NAME OF REPORTING PERSON: Comcast Wireless Investment III, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,352,941*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

12,352,941*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,352,941*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.8%*

14.	TYPE OF REPORTING PERSON:

CO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	8	of	30	Pages

1.	NAME OF REPORTING PERSON: Comcast Wireless Investment IV, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,352,941*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

12,352,941*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,352,941*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.8%*

14.	TYPE OF REPORTING PERSON:

CO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	9	of	30	Pages

1.	NAME OF REPORTING PERSON: Comcast Wireless Investment V, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,352,941*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

12,352,941*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,352,941*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.8%*

14.	TYPE OF REPORTING PERSON:

CO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	10	of	30	Pages

1.	NAME OF REPORTING PERSON: Comcast Wireless Investment VI, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		26,739,427*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

26,739,427*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

26,739,427*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.8%*

14.	TYPE OF REPORTING PERSON:

CO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	11	of	30	Pages

1.	NAME OF REPORTING PERSON: Time Warner Cable Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		46,404,782*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

46,404,782*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

46,404,782*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.9%*

14.	TYPE OF REPORTING PERSON:

CO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	12	of	30	Pages

1.	NAME OF REPORTING PERSON: Time Warner Cable LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		46,404,782*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

46,404,782*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

46,404,782*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.9%*

14.	TYPE OF REPORTING PERSON:

OO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	13	of	30	Pages

1.	NAME OF REPORTING PERSON: TWC Wireless Holdings I LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,468,261*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

15,468,261*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,468,261*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.9%*

14.	TYPE OF REPORTING PERSON:

OO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	14	of	30	Pages

1.	NAME OF REPORTING PERSON: TWC Wireless Holdings II LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,468,261*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

15,468,261*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,468,261*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.9%*

14.	TYPE OF REPORTING PERSON:

OO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	15	of	30	Pages

1.	NAME OF REPORTING PERSON: TWC Wireless Holdings III LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,468,260*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

15,468,260*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,468,260*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.9%*

14.	TYPE OF REPORTING PERSON:

OO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	16	of	30	Pages

1.	NAME OF REPORTING PERSON: Bright House Networks, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,474,440*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

8,474,440*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,474,440*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.3%*

14.	TYPE OF REPORTING PERSON:

OO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	17	of	30	Pages

1.	NAME OF REPORTING PERSON: BHN Spectrum Investments, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,474,440*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

8,474,440*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,474,440*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.3%*

14.	TYPE OF REPORTING PERSON:

OO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	18	of	30	Pages

1.	NAME OF REPORTING PERSON: Newhouse Broadcasting Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,474,440*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

8,474,440*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,474,440*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.3%*

14.	TYPE OF REPORTING PERSON:

CO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	19	of	30	Pages

1.	NAME OF REPORTING PERSON: Google Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		29,411,765

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		29,411,765

WITH	10.	SHARED DISPOSITIVE POWER:

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

29,411,765*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.9%*

14.	TYPE OF REPORTING PERSON:

CO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	20	of	30	Pages

1.	NAME OF REPORTING PERSON: Eagle River Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Washington

	7.	SOLE VOTING POWER:

NUMBER OF		34,639,803

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		34,639,803

WITH	10.	SHARED DISPOSITIVE POWER:

*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

34,639,803*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.9%*

14.	TYPE OF REPORTING PERSON:

OO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	21	of	30	Pages

1.	NAME OF REPORTING PERSON: Craig O. McCaw

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7.	SOLE VOTING POWER:

NUMBER OF		36,322,969

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		36,322,969

WITH	10.	SHARED DISPOSITIVE POWER:

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

36,322,969*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.4%*

14.	TYPE OF REPORTING PERSON:

IN
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

Page 22 of 30 Pages
     This Amendment No. 7 (this “Amendment”) amends and supplements the Statement on Schedule 13D which was jointly filed on December 5, 2008, as amended by Amendment No. 1 to the Statement on Schedule 13D which was jointly filed on February 27, 2009, as amended by Amendment No. 2 to the Statement on Schedule 13D which was jointly filed on November 12, 2009, as amended by Amendment No. 3 to the Statement on Schedule 13D which was jointly filed on December 22, 2009, as amended by Amendment No. 4 to the Statement on Schedule 13D which was jointly filed on December 7, 2010, as amended by Amendment No. 5 to the Statement on Schedule 13D which was jointly filed on December 14, 2010, and as amended by Amendment No. 6 to the Statement on Schedule 13D which was jointly filed on May 13, 2011 (collectively, the “Schedule 13D”) on behalf of Sprint Nextel Corporation, a Kansas corporation (“Sprint”), Sprint HoldCo, LLC, a Delaware limited liability company (“Sprint HoldCo” and together with Sprint, the “Sprint Entities”), Comcast Corporation, a Pennsylvania corporation (“Comcast”), Comcast Wireless Investment I, Inc., a Delaware corporation (“Comcast I”), Comcast Wireless Investment II, Inc., a Delaware corporation (“Comcast II”), Comcast Wireless Investment III, Inc., a Delaware corporation (“Comcast III”), Comcast Wireless Investment IV, Inc., a Delaware corporation (“Comcast IV”), Comcast Wireless Investment V, Inc., a Delaware corporation (“Comcast V” and, collectively with Comcast, Comcast I, Comcast II, Comcast III and Comcast IV, the “Comcast Entities”), Time Warner Cable Inc., a Delaware corporation (“TWC”), Time Warner Cable LLC, a Delaware limited liability company (“TWC LLC”), TWC Wireless Holdings I LLC, a Delaware limited liability company (“TWC I”), TWC Wireless Holdings II LLC, a Delaware limited liability company (“TWC II”), TWC Wireless Holdings III LLC, a Delaware limited liability company (“TWC III” and, collectively with TWC, TWC LLC, TWC I and TWC II, the “TWC Entities”), Bright House Networks, LLC, a Delaware limited liability company (“BHN”), BHN Spectrum Investments, LLC, a Delaware limited liability company (“BHN Spectrum”), Newhouse Broadcasting Corporation, a New York corporation (“NBCo”, and collectively with BHN and BHN Spectrum, the “BHN Entities”), Google Inc., a Delaware corporation (“Google”), Eagle River Holdings, LLC, a Washington limited liability company (“ERH”) and Craig O. McCaw, an individual (“Mr. McCaw” and, together with ERH, the “ERH Entities”), with respect to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Clearwire Corporation, a Delaware corporation (“Clearwire” or the “Issuer”). We refer to the Sprint Entities, the Comcast Entities, the TWC Entities, the BHN Entities, Google and the ERH Entities collectively as the “Reporting Persons” and to each as a “Reporting Person”. All capitalized terms used in this Amendment and not defined herein have the meanings ascribed to such terms in the Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     Item 5(a) - (b) and (c) of the Schedule 13D is hereby replaced in its entirety with the following:
     (a)-(b) As of June 8, 2011 and after giving effect to the transactions identified in Item 5(c), each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act) and shared power to vote or direct the vote of up to the amounts listed in the table below and may be deemed to constitute a “group” under Section 13(d) of the Act.

	Class A	% of	Class B	% of	%
Reporting Person (1):	Common Stock (2)	Class A (2)	Common Stock	Class B	Voting

Sprint Entities (3)	454,310,914	64.9%	454,310,914	68.2%	49.8%
Comcast (4)	88,504,132	26.4%	88,504,132	13.3%	9.7%
Comcast I (5)	12,352,941	4.8%	12,352,941	1.9%	1.4%
Comcast II (5)	12,352,941	4.8%	12,352,941	1.9%	1.4%
Comcast III (5)	12,352,941	4.8%	12,352,941	1.9%	1.4%
Comcast IV (5)	12,352,941	4.8%	12,352,941	1.9%	1.4%
Comcast V (5)	12,352,941	4.8%	12,352,941	1.9%	1.4%
Comcast VI (6)	26,739,427	9.8%	26,739,427	4.0%	2.9%
ERH (7)	34,639,803	13.9%	2,728,512	*	3.7%
Google (8)	29,411,765	11.9%	—	—	3.2%
TWC (9)	46,404,782	15.9%	46,404,782	7.0%	5.1%
TWC LLC (9)	46,404,782	15.9%	46,404,782	7.0%	5.1%
TWC I (10)	15,468,261	5.9%	15,468,261	2.3%	1.7%
TWC II (10)	15,468,261	5.9%	15,468,261	2.3%	1.7%
TWC III (10)	15,468,260	5.9%	15,468,260	2.3%	1.7%
Craig O. McCaw (11)	36,322,969	14.4%	2,728,512	*	3.7%
BHN Entities (12)	8,474,440	3.3%	8,474,440	1.3%	*

*	Less than 1%

Page 23 of 30 Pages

(1)	By virtue of the Equityholders’ Agreement, each of the Reporting Persons, together with the Intel Entities, Intel Capital, Intel Cayman, and Middlefield, may be deemed to be a member of a “group” under Section 13(d) of the Act, which may be deemed to beneficially own, have shared power to vote or direct the vote over and have shared dispositive power over 454,310,914 shares of Class A Common Stock beneficially owned by the Sprint Entities, 95,355,178 shares of Class A Common Stock beneficially owned by Intel (which includes 26,377,033 shares of Class A Common Stock held by Intel Capital, 3,333,333 shares of Class A Common Stock held by Intel Cayman, and 65,644,812 shares of Class B Common Stock held by the Intel Entities), 88,504,132 shares of Class A Common Stock beneficially owned by the Comcast Entities, 34,639,803 shares of Class A Common Stock beneficially owned by ERH (which includes 988,333 shares of Class A Common Stock issuable on exercise of warrants issued to ERH), 29,411,765 shares of Class A Common Stock beneficially owned by Google, 46,404,782 shares of Class A Common Stock beneficially owned by the TWC Entities and 8,474,440 shares of Class A Common Stock beneficially owned by the BHN Entities. As described in Item 6 of the Schedule 13D, the Equityholders’ Agreement includes a voting agreement under which such Equityholders and their respective affiliates share the ability to elect a majority of the Issuer’s directors. The persons listed in the table disclaim beneficial ownership of the shares of capital stock beneficially owned by such other Equityholders (other than the shares of capital stock beneficially owned by their affiliates).

(2)	Shares of Class A Common Stock beneficially owned and the respective percentages of beneficial ownership of Class A Common Stock assumes the conversion of all shares of Class B Common Stock beneficially owned by such person or entity into Class A Common Stock, and the exercise of all options, warrants and other securities convertible into common stock beneficially owned by such person or entity currently exercisable or exercisable within 60 days of June 8, 2011. Shares issuable pursuant to the conversion of Class B Common Stock or the exercise of stock options and warrants exercisable within 60 days are deemed outstanding and held by the holder of such shares of Class B Common Stock, options or warrants for computing the percentage of outstanding common stock beneficially owned by such person, but are not deemed outstanding for computing the percentage of outstanding common stock beneficially owned by any other person. The respective percentages of beneficial ownership of Class A Common Stock are based on 246,203,320 shares of Class A Common Stock outstanding on April 29, 2011.

(3)	Consists of 454,310,914 shares of Class B Common Stock beneficially owned by Sprint HoldCo.

(4)	Consists of 88,504,132 shares of Class B Common Stock beneficially owned by the Comcast Entities. By virtue of the fact that each of Comcast I, Comcast II, Comcast III, Comcast IV, Comcast V and Comcast VI is a wholly-owned subsidiary of Comcast, Comcast may be deemed to have shared voting and dispositive power with respect to the shares of Class B Common Stock owned by each of Comcast I, Comcast II, Comcast III, Comcast IV, Comcast V and Comcast VI.

(5)	Consists of 12,352,941 shares of Class B Common Stock beneficially owned by each of Comcast I, Comcast II, Comcast III, Comcast IV and Comcast V.

(6)	Consists of 26,739,427 shares of Class B Common Stock beneficially owned by Comcast VI.

(7)	Consists of 30,922,958 shares of Class A Common Stock beneficially owned by ERH, 988,333 shares of Class A Common Stock issuable on exercise of warrants, and 2,728,512 shares of Class B Common beneficially owned by ERH. ERH is controlled by Mr. McCaw. The manager of ERH is Eagle River Inc., an entity controlled by and wholly-owned by Mr. McCaw.

(8)	Consists of 29,411,765 shares of Class A Common Stock beneficially owned by Google.

(9)	Consists of 46,404,782 shares of Class B Common Stock beneficially owned by the TWC Entities. By virtue of the fact that each of TWC I, TWC II and TWC III is a wholly-owned subsidiary of TWC and TWC LLC, TWC and TWC LLC may be deemed to have shared voting and dispositive power with respect to the shares of Class B Common Stock owned by each of TWC I, TWC II and TWC III.

(10)	Consists of 15,468,261, 15,468,261, and 15,468,260 shares of Class B Common Stock beneficially owned by TWC I, TWC II, and TWC III, respectively.

(11)	Consists of 16,500 shares of Class A Common Stock beneficially owned by Mr. McCaw, options to purchase 1,666,666 shares of Class A Common Stock issued to Mr. McCaw, 30,922,958 shares of Class A Common Stock beneficially owned by ERH, 988,333 shares of Class A Common Stock issuable on exercise of warrants issued to ERH, and 2,728,512 shares of Class B Common

Page 24 of 30 Pages

Stock beneficially owned by ERH. Mr. McCaw owns all of the voting membership interests in ERH and also controls and wholly-owns Eagle River Inc., the manager of ERH.

(12)	Consists of 8,474,440 shares of Class B Common Stock beneficially owned by the BHN Entities.
     Frank Ianna, who is an independent director on the board of directors of Sprint and a director on the board of directors of Clearwire, was granted restricted stock units (the “RSUs”) representing the right to receive 25,000 shares of Class A Common Stock on January 14, 2009, 16,500 of which have vested, RSUs representing the right to receive 18,200 shares of Class A Common Stock on March 1, 2010, all of which have vested, and RSUs representing the right to receive 20,690 shares of Class A Common Stock on March 1, 2011, none of which have vested. All unvested RSUs will be forfeited as of Clearwire’s 2011 annual stockholder meeting because Mr. Ianna is not standing for re-election for 2011. Thus, Mr. Ianna has sole voting and dispositive power over 34,700 shares of Class A Common Stock.
     Except as set forth or incorporated herein or in the Appendices to the Schedule 13D, none of (i) the Reporting Persons, (ii) to the Sprint Entities’ knowledge, the persons set forth on Appendix A-1 and A-2 of the Schedule 13D, (iii) to the Comcast Entities’ knowledge, the persons set forth on Appendices B-1 through B-7 of the Schedule 13D, (iv) to the TWC Entities’ knowledge, the persons set forth on Appendices C-1 through C-5 of the Schedule 13D, (v) to the BHN Entities’ knowledge, the persons set forth on Appendices D-1 through D-3 of the Schedule 13D, and (vi) to Google’s knowledge, the persons set forth on Appendix E of the Schedule 13D, beneficially owns any shares of Class A Common Stock as of June 8, 2011.
     In addition to the beneficial ownership of the Reporting Persons described herein, the Intel Entities, Intel Capital, Intel Cayman and Middlefield may be deemed to be members of a “group” under Section 13(d) of the Act with the Reporting Persons by virtue of the Equityholders’ Agreement and have reported their beneficial ownership of securities of the Issuer separately, including the disclosure contained in Amendment No. 8 to Statement on Schedule 13D filed on May 31, 2011 (the “Intel 13D/A”). The Intel 13D/A reports beneficial ownership of 95,355,178 shares of Class A Common Stock (which consists of 26,377,033 shares of Class A Common Stock held by Intel Capital, 3,333,333 shares of Class A Common Stock held by Intel Cayman and 65,644,812 shares of Class B Common Stock held by the Intel Entities), representing 30.6% of the Class A Common Stock. On May 11, 2011, Intel filed Amendment No. 6 to its Schedule 13D stating that it has determined to sell, through its wholly owned subsidiary, Intel Capital, up to 10,000,000 shares of Class A Common Stock of Clearwire in public open market transactions on the NASDAQ Global Select Market, and that the sales would be made beginning on or about May 13, 2011, in such volumes and over such time period as determined by Intel and in compliance with all applicable securities laws. In Amendment No. 7 to Statement on Schedule 13D filed on May 23, 2011 and the Intel 13D/A, Intel reported that Intel (through Intel Capital) had thus far sold an aggregate of 6,956,300 of such shares of Class A Common Stock in the transactions described in the table below.

		Weighted Average
Date of Sale	Number of Shares	Price Per Share	Price Range*
5/16/11	500,000	$4.12	$4.08 - $4.155
5/17/11	950,000	$4.25	$4.15 - $4.35
5/18/11	1,410,000	$4.47	$4.32 - $4.53
5/19/11	580,000	$4.45	$4.40 - $4.45
5/20/11	340,000	$4.54	$4.48- $4.6275
5/23/11	1,120,000	$4.56	$4.41- $4.66
5/24/11	960,000	$4.71	$4.58- $4.77
5/25/11	330,000	$4.59	$4.50- $4.68
5/26/11	230,000	$4.51	$4.50- $4.555
5/27/11	536,300	$4.57	$4.53- $4.62

*	Sales were completed in public open market transactions through a broker at various prices in the indicated range.
     In addition, Intel reported that, on May 17, 2011, warrants exercisable for 93,333 shares of Class A Common Stock that were previously held of record by Middlefield expired pursuant to the terms contained in the originally-issued warrant without being exercised. For additional information regarding the Intel Entities, Intel Capital, Intel Cayman and Middlefield and their beneficial ownership, see the Intel 13D/A.

Page 25 of 30 Pages
     (c) On April 26, 2011, ERH sold 5,000,000 shares of Class A Common Stock to a third party in a block sale at a price of $5.15 per share.
     On June 1, 2011, pursuant to Section 2.13(j) of the Equityholders’ Agreement (as amended by the Equityholders’ Agreement Amendment), Sprint HoldCo surrendered to Clearwire 77,413,434 shares of Class B Common Stock, without surrender or termination of the corresponding Clearwire Communications Class B Common Interests. This transaction is reflected in the beneficial ownership reported in this Amendment. Sprint HoldCo is entitled to all rights to revoke its election and restore its rights pursuant to and in accordance with Sections 2.13(e) and (f) of the Equityholders’ Agreement.
     Except as set forth or incorporated herein or in the Appendices to the Schedule 13D, none of (i) the Reporting Persons, (ii) to the Sprint Entities’ knowledge, the persons set forth on Appendices A-1 and A-2 of the Schedule 13D, (iii) to the Comcast Entities’ knowledge, the persons set forth on Appendices B-1 through B-7 of the Schedule 13D, (iv) to the TWC Entities’ knowledge, the persons set forth on Appendices C-1 through C-5 of the Schedule 13D, (v) to the BHN Entities’ knowledge, the persons set forth on Appendices D-1 through D-3 of the Schedule 13D, and (vi) to Google’s knowledge, the persons set forth on Appendix E of the Schedule 13D, has effected any transaction in Class A Common Stock during the 60 days prior to June 8, 2011.
Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
99.14	Letter to Clearwire Corporation from Sprint Nextel Corporation, dated June 1, 2011, pursuant to Section 2.13(j) of the Equityholders’ Agreement

Page 26 of 30 Pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: June 8, 2011

Sprint Nextel Corporation
By	/s/ Timothy P. O’Grady
	Name:	Timothy P. O’Grady
	Title:	Vice President

Sprint HoldCo, LLC
By	/s/ Timothy P. O’Grady
	Name:	Timothy P. O’Grady
	Title:	Vice President

Comcast Corporation
By	/s/ Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President

Comcast Wireless Investment I, Inc.
By	/s/ Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President

Comcast Wireless Investment II, Inc.
By	/s/ Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President

Comcast Wireless Investment III, Inc.
By	/s/ Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President

Page 27 of 30 Pages

Comcast Wireless Investment IV, Inc.
By	/s/ Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President

Comcast Wireless Investment V, Inc.
By	/s/ Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President

Comcast Wireless Investment VI, Inc.
By	/s/ Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President

Time Warner Cable Inc.
By	/s/ Satish Adige
	Name:	Satish Adige
	Title:	SVP Investments

Time Warner Cable LLC
By	/s/ Satish Adige
	Name:	Satish Adige
	Title:	SVP Investments

TWC Wireless Holdings I LLC
By	/s/ Satish Adige
	Name:	Satish Adige
	Title:	SVP Investments

TWC Wireless Holdings II LLC
By	/s/ Satish Adige
	Name:	Satish Adige
	Title:	SVP Investments

TWC Wireless Holdings III LLC
By	/s/ Satish Adige
	Name:	Satish Adige
	Title:	SVP Investments

Page 28 of 30 Pages

Bright House Networks, LLC
By	/s/ Donald E. Newhouse
	Name:	Donald E. Newhouse
	Title:	Vice President

BHN Spectrum Investments, LLC
By	/s/ Donald E. Newhouse
	Name:	Donald E. Newhouse
	Title:	Vice President

Newhouse Broadcasting Corporation
By	/s/ Donald E. Newhouse
	Name:	Donald E. Newhouse
	Title:	President

Google Inc.
By	/s/ Kent Walker
	Name:	Kent Walker
	Title:	Senior Vice President, General Counsel and Assistant Secretary

Eagle River Holdings, LLC
By	/s/ Amit Mehta
	Name:	Amit Mehta
	Title:	VP

Craig O. McCaw
By	/s/ Craig O. McCaw
	Name:	Craig O. McCaw

Page 29 of 30 Pages

EXHIBIT INDEX

Exhibit	Description

99.1	Transaction Agreement and Plan of Merger, dated as of May 7, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., and Intel Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed May 7, 2008)

99.2	Amendment No. 1 to the Transaction Agreement and Plan of Merger, dated as of November 21, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., and Intel Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.3	Equityholders’ Agreement, dated as of November 28, 2008, by and among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC and, for the limited purpose of Sections 2.13, 2.14, 2.15 and Article 4, Sprint Nextel Corporation (incorporated herein by reference to Exhibit 4.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.4	Strategic Investor Agreement, dated as of November 28, 2008, by and among Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC, Google Inc., Comcast Corporation, Time Warner Cable Inc. and Bright House Networks, LLC*

99.5	Registration Rights Agreement, dated as of November 28, 2008, among Clearwire Corporation, Sprint Nextel Corporation, Eagle River Holdings, LLC, Intel Corporation, Comcast Corporation, Google Inc., Time Warner Cable Inc. and BHN Spectrum Investments LLC (incorporated herein by reference to Exhibit 4.2 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.6	Amended and Restated Operating Agreement of Clearwire Communications LLC, dated as of November 28, 2008 (incorporated herein by reference to Exhibit 10.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.7	Joint Filing Agreement, dated as of November 28, 2008, among the Reporting Persons and, solely for purposes of Sections 7, 8, 9 and 10, the Intel Entities, Intel Capital, Intel Cayman and Middlefield*

99.8	Investment Agreement, dated as of November 9, 2009, by and among Sprint Nextel Corporation, Clearwire Corporation, Clearwire Communications LLC, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Eagle River Holdings, LLC and Intel Corporation (incorporated herein by reference to Exhibit 10.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed November 10, 2009)

99.9	Non-Unanimous Written Consent to Action in Lieu of Special Meeting of the Stockholders of Clearwire Communication, dated as of November 9, 2009, executed by Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC and BHN Spectrum Investments, LLC*

99.10	Unanimous Consent and Waiver, dated as of November 9, 2009, by and among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC and, for the limited purpose of Sections 2.13, 2.14, 2.15 and Article 4, Sprint Nextel Corporation*

99.11	Form of Lock-up Agreement, dated as of December 1, 2010*

Page 30 of 30 Pages

Exhibit	Description

99.12	Form of Preemptive Rights Waiver, dated as of December 1, 2010*

99.13	Amendment to Equityholders’ Agreement, dated as of December 8, 2010, by and among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc. and Comcast Corporation, as Strategic Investor Representative (incorporated herein by reference to Exhibit 4.11 of Clearwire Corporation’s Current Report on Form 8-K filed December 13, 2010)

99.14	Letter to Clearwire Corporation from Sprint Nextel Corporation, dated June 1, 2011, pursuant to Section 2.13(j) of the Equityholders’ Agreement

*	Previously filed.